Exhibit 99.2

TILL CAPITAL LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND FEBRUARY 28, 2014

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

BACKGROUND AND CORE BUSINESS	2

COPORATE DEVELOPMENTS, SIGNIFICANT TRANSACTIONS AND FACTORS AFFECTING RESULTS OF OPERATIONS	4

• U.S. Listing	4
• Acquisition of Omega	4
• Reinsurance Agreements with MSRE	4

REVIEW OF INVESTMENTS AND INVESTMENT PERFORMANCE	4
• Investment policy and strategy	4
• Investments	4
• Investment Performance	6

OUTLOOK	6

SELECTED FINANCIAL INFORMATION	6

• Results of Operations for the three months ended March 31, 2015 compared to the three months ended February 28, 2014	6
• Cash flows for the three months ended March 31, 2015 compared to the three months ended February 28, 2014	7
• Summary of Quarterly Results	7
• Financial Position	8

LIQUIDITY AND CAPITAL RESOURCES	8

OUTSTANDING SHARE DATA	8

OFF BALANCE SHEET ARRANGEMENTS	8

RELATED PARTY TRANSACTIONS	9

CRITICAL ACCOUNTING ESTIMATES	9

CHANGES TO ACCOUNTING STANDARDS	10

RISKS	11

DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL PROCEDURES OVER FINANCIAL REPORTING	13

INFORMATION REGARDING FORWARD LOOKING STATEMENTS	13

SUBSEQUENT EVENTS	14

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

The following management’s discussion and analysis ("MD&A") of the activities, results of operations and financial position of Till Capital Ltd. ( the "Company” or “Till”) should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2015 and the audited consolidated financial statements for the ten months ended December 31, 2014 and related notes that have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

Additional information related to the Company, and its subsidiaries, including their Annual Information Forms can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar .

The Company’s website is www.tillcap.com.

BACKGROUND AND CORE BUSINESS

On April 17, 2014, the Company completed a reorganization plan (the “Reorganization”) whereby shares of Americas Bullion Royalty Corp. (“AMB”) were exchanged on a 100:1 ratio for shares of Till, formerly Resource Holdings Ltd. Upon completion of the Reorganization, the Company’s shares commenced trading as Till Capital Ltd. (symbol TIL) on the TSX Venture Exchange (“TSXV”) and AMB’s shares were delisted from the Toronto Stock Exchange (“TSX”). The Company filed a Registration Statement with the United States Securities and Exchange Commission which became effective May 12, 2015 and its shares commenced trading on Nasdaq on May 26, 2015.

Till Capital Ltd. was incorporated under the laws of Bermuda on August 20, 2012 under the name Resource Holdings Ltd. On March 19, 2014, the Company changed its name to Till Capital Ltd. in accordance with the Company's bye-laws and section 10 of the Bermuda Companies Act 1981, as amended (the "Companies Act"). Till is an exempted holding company with its principal place of business at Continental Building, 25 Church Street, Hamilton HM12, Bermuda. Till's registered office is Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda and its registered agent is Compass Administration Services Ltd.

Till was formed to respond to the market need for more capacity for certain types of insurance and reinsurance. Till  conducts its reinsurance business through Resource Re Ltd. (“RRL”), a wholly-owned subsidiary of Till that was incorporated in Bermuda on August 20, 2012 and licensed as a Class 3A insurance company in Bermuda by the Bermuda Monetary Authority (“BMA”) on August 28, 2013. RRL operates through the Multi-Strat Re Ltd. ("MSRE") program as a global property and casualty reinsurer to acquire medium to long- term, customized reinsurance contracts with capped liabilities and diversification in specialty property and casualty lines. MSRE is a Bermuda based privately-held reinsurance company.

RRL's business strategy is to produce both underwriting profits from reinsurance policies and investment returns by investing reinsurance premiums and corporate capital. RRL generates underwriting income by offering reinsurance coverage to a select group of insurance companies, captive insurers that wish to redeploy capital more productively, profitable privately-held insurers with capital constraints that limit growth or wish to redeploy capital more productively, and insurers and reinsurers that are under regulatory, capital or ratings stress. RRL employs a hybrid investment strategy. Its investment team has specific experience in finance, trading, mining, and operations and intends to exploit the depressed resource sector.

As part of the Reorganization, AMB sold the majority of its mining and mineral assets to Silver Predator Corp.(“SPD”) and Golden Predator Mining Corp., formerly Northern Tiger Resources Inc., in return for controlling interests, collateralized notes, and royalty interests. The financial statements of these companies are consolidated in the Company’s financial results as of March 31, 2015.

On May 15, 2015, the Company acquired all of the issued and outstanding shares of Omega Insurance Holdings, Inc. (“Omega”), a privately-held and fully licensed Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company and Focus Group, Inc. At closing, the Company paid Omega shareholders approximately $14.7 million, representing 95% of 1.2 times book value as at September 30, 2014. The transaction is subject to a post-closing “true-up” to cover changes in the book value from September 30, 2014 to the closing date. The Company will also pay an additional amount (currently estimated at approximately $1.0 million) for pending insurance transactions in process at closing, when those transactions actually close. All payments are subject to a 5% hold-back to be paid to Omega shareholders based on 2015 year-end results, and adjusted to give effect to any adverse development above 10% in claim reserves calculated from the closing date until December 31, 2015.

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

A summary of the Company’s legal structure at the date of filing this report is summarized in the following chart:

In conjunction with the Reorganization, the Company changed its year end from February 28, which was the year end of AMB, to December 31 to synchronize its financial reporting with that of comparable companies within the reinsurance industry. Pursuant to IFRS, AMB was the accounting acquirer in the Reorganization transaction; therefore, all historical comparative results presented herein are those of AMB.

The Company completed a quasi-reorganization effective December 31, 2014 to restate its Share capital to an amount equal to its then issued and outstanding shares multiplied by the par value per share of US$0.001, or $3,923. The quasi-reorganization also eliminated the Company's historical Deficit and increased Contributed surplus. Because assets had been stated at approximate fair values, the quasi-reorganization had no effect on recorded assets.

A quasi-reorganization is an accounting process and transaction that results in the elimination of the accumulated deficit in retained earnings. This accounting process and transaction is limited to a reclassification of accumulated deficits as a reduction of Share capital. The Company implemented the quasi-reorganization effective December 31, 2014 upon completion of the Company's revised business strategy and operating plans, and as a result thereof entered into the reinsurance business.

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

CORPORATE DEVELOPMENTS, SIGNIFICANT TRANSACTIONS AND FACTORS AFFECTIING RESULTS OF OPERATONS

U.S. Listing

To provide the Company with timely access to public capital markets should it require additional capital for working capital, capital expenditures, acquisitions or other general corporate purposes, the Company completed a U.S. exchange listing to broaden its access to capital markets. The Company's Registration Statement, filed with the United States Securities and Exchange Commission (“SEC”) on Form 20-F as a Foreign Private Issuer, became effective on May 12, 2015 and the Company's shares commenced trading on Nasdaq on May 26, 2015.

Acquisition of Omega

On May 15, 2015, the Company acquired all of the issued and outstanding shares of Omega Insurance Holdings, Inc. (“Omega”), a privately-held and fully licensed Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company and Focus Group, Inc. At closing, the Company paid Omega shareholders approximately $14.7 million, representing 95% of 1.2 times book value as at September 30, 2014. The transaction is subject to a post-closing “true-up” to cover changes in the book value from September 30, 2014 to the closing date. The Company will also pay an additional amount (currently estimated at approximately $1.0 million) for pending insurance transactions in process at closing, when those transactions actually close. All payments are subject to a 5% hold-back to be paid to Omega shareholders based on 2015 year-end results, and adjusted to give effect to any adverse development above 10% in claim reserves calculated from the closing date until December 31, 2015.

Omega’s expertise in both the Canadian run-off phase and the Canadian start-up phase for a foreign insurance company gives Omega a strategic advantage in its two main target markets:

•	To provide those insurers wishing to access the Canadian market, an ability to do so in the most efficient manner, through fronting arrangements and other creative solutions.

•
To provide those insurers wishing to exit Canada, through a dedicated company with experience in handling “run-off” business, an ability to facilitate such an exit so that their financial, legal, and moral obligations are met on a continuing basis, while being able to repatriate their surplus capital in a more timely fashion.

With approximately $40 million in assets and operating since 2004, Omega’s mission is to offer secure, innovative and customized solutions for Insurers/Reinsurers exiting the market and organizations with unique insurance needs in a cost-effective manner by a team of dedicated professionals.

Reinsurance Agreements

On February 17, 2015, the Company announced that it entered into its first reinsurance policy effective as of December 31, 2014, arranged through MRSE, for US$5.05 million of net premium with a claim liability cap of US$6.49 million.

REVIEW OF INVESTMENTS AND INVESTMENT PERFORMANCE

Investment Policy and Strategy
The Company’s investment policy is intended to achieve the highest portfolio yields consistent with overall objectives, strategy and parameters of the Company, including the maintenance of adequate liquidity to reasonably meet the Company’s obligations and liabilities. These objectives are to take in to account the Prudent Person objective of balancing a reasonably high and stable growth rate while avoiding undue risk of loss.  Investments will be allocated to one of the following two strategies:

Highly Liquid Investments - Investments in highly liquid securities with a maturity of less than 30 days or the ability to convert to cash within 10 days. The percentage of Company investments allocated to highly liquid investments is expected to range between 70% and 90%.

Long Term Opportunities - Investments in longer term, opportunistic investments primarily (but not exclusively) focused in the resource sector where the Company expects to achieve asymmetrical returns and disposition optionality; these may include joint ventures, royalty interests, equity investments, mining and mineral projects, debt financing arrangements and other structured investments. Holding periods are expected to be one to three years. The percentage of Company investments allocated to long term opportunities is expected to range between 10% and 30%.

Investments
The Company’s investments at March 31, 2015, excluding cash of $30.5 million, are made up of marketable securities of $7.9 million. The Company also has interests in the following investments:

Carlin Vanadium Property, Nevada
The Carlin Vanadium property consists of 72 unpatented mineral claims covering 1,149 acres located along the Carlin gold trend six miles southwest of Newmont's Carlin Operations, approximately six miles west of Newmont’s Rain Deposit (gold), and 15 miles from the town of Carlin, Nevada. The property is one of the largest known primary vanadium resources in the United States.

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

Quitovac Gold Property, Mexico
The Quitovac property is located in northwestern Sonora State, Mexico in a gold region similar in structural style to the Basin and Range Province of the southwestern United States. The property is about 45 kilometres south of the town of Sonoyta near the Arizona/Sonora border and consists of exploitation concessions. The property was drilled by Penoles in the1980’s and again in the 1990’s by Santa Cruz. Both companies reported small historic mineral resource estimates. No recent work has been conducted on the property.

Angels Camp, Oregon
Angels Camp, comprising 158 lode mineral claims, is a part of the former Quartz Mountain project, located in Lake County, Oregon. On March 7, 2013, the Company entered into an agreement to sell its 50% interest in the property to Orsa Ventures Corp. (“Orsa”) and received $25,000 and 1,000,000 common shares in Orsa, and Orsa is required to pay $365,000 in cash by March 2020. The Company also retains a 1.25% NSR royalty interest on the project. In September 2013, all of the shares of Orsa were acquired by Alamos Gold Inc. (“Alamos”) and the Company received $100,000 for its Orsa shares. Alamos is obligated to make the $365,000 payments in installments over a seven year period.

Silver Predator Corp.
SPD is engaged in exploring for and developing economically viable silver, gold and tungsten deposits in Canada and the United States, with a focus on Nevada and Idaho. SPD owns the Springer tungsten mine and mill in Pershing County Nevada, the Taylor mine and mill near Ely, Nevada, the Copper King property near Coeur d’Alene, Idaho, the Cornucopia property in Elko County, Nevada, and several additional properties in Nevada.

Silver Predator’s corporate mandate is to advance the Springer Tungsten Mine and Mill towards production by obtaining a joint venture partner while advancing the Taylor Mine and Mill through aggressive exploration.

On July 31, 2014, SPD completed a non-brokered private placement of 19,000,000 common shares at $0.07 per share for proceeds of $1,330,000 from Till. On April 17, 2015, SPD issued to the Company 29,028,000 shares as the first installment payment pursuant to the terms of the note agreement dated April 17, 2014.The Company now holds 91,705,674 or 71.65% of SPD's issued and outstanding shares.

Golden Predator Mining Corp.
GPY is a corporation formed under the Business Corporation Act (Alberta, Canada) and a reporting issuer in British Columbia and Alberta, Canada. GPY is a resource exploration company focused on precious and base metal exploration in the Yukon, where it has the pre-production stage Brewery Creek Project and a portfolio of exploration stage projects, including the 3 Aces high grade gold project in southeast Yukon and the Sonora Gulch copper-gold-silver porphyry project in central Yukon.

On April 17, 2015, GPY issued to the Company 3,948,571 shares as the first installment payment pursuant to the terms of the note agreement dated April 17, 2014. The Company now holds 18,912,124, or 59.72% of GPY's issued and outstanding shares.

Royalty Interests
The Company holds a portfolio of royalty interests of approximately 18 North American properties summarized below. The table does not include royalty properties operated by SPD and GPY.

Property	Operator	Royalty Interest
Afghan-Kobeh	NV Gold Corp.	1.0% Net Smelter Returns Royalty
Bolo	Columbus Gold Corp.	3.0% Gross Production Royalty
Golden Ridge, CA	Wolfpack Gold Corp.	2.0% Net Smelter Returns Royalty
Mina	Wolfpack Gold Corp.	2.0% Net Smelter Returns Royalty
Maggie Creek	Wolfpack Gold Corp.	2.0% Net Smelter Returns Royalty
Angels Camp, OR	Orsa Ventures Corp.	1.25% Net Smelter Returns Royalty (1)
North Monitor	Wolfpack Gold Corp.	2.0% Net Smelter Returns Royalty
Atlanta	Meadow Bay	3.0% Net Smelter Returns Royalty
Windfall Hills, B.C.	Canarc Resources	3.0% Net Smelter Returns Royalty
Celeste, Chile	Coro Mining	0.5% Net Smelter Returns Royalty
Wood, NV	Columbus Gold	0.50% Gross Production Royalty
Guild Skipjack	n.a.
Quitovac, Mexico	n.a.
Flamingo, NV	n.a.
Yankee West, NV	n.a.
Aphro, NV	n.a.

(1) Royalty becomes effective once Orsa Ventures Corp. (owned by Alamos Gold) exercises its option. See the Company’s news release dated March 7, 2013 for additional information.

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

Investment performance

For the three months ended March 31, 2015, total loss on investments, before ordinary investment expenses of $327,932, was $221,271, as summarized in the following table:

Security	Realized Gain (Loss)	Unrealized Gain (Loss)	TOTAL

Equities	$(587,827)	$518,692	$(69,135)
Options, warrants and other	(322,268)	7,708	(314,560)
Bonds	(52,738)	12,903	(39,835)
Gold Bullion	—	(3,812)	(3,812)
Currency Conversion	174,727	31,344	206,071
TOTAL	$(788,106)	$566,835	$(221,271)

The precious metals markets continued their decline in the 1st quarter of 2015. The Market Vectors Junior Gold Miners ETF (GDXJ) closed at 23.93 on December 31, 2014, and at 22.70 on March 31, 2015. The Market Vectors Gold Miners ETF (GDX) closed at 18.38 on December 31, 2014, and at 18.24 on March 31, 2014. In spite of this continued poor overall performance, the Company registered a gain in its core positions (which are predominately in this market) by being highly selective and opportunistic.

The Company's active trading program yielded a loss in large part due to the unusual intraday stasis of the market during much of the current period. The months of February and March were characterized by exceptionally low intraday volatility, with a daily price range frequently less than 0.5%, which is detrimental to active trading.

OUTLOOK

The Company's shares began trading on the Nasdaq stock exchange on May 26, 2015. The Company expects the listing of its shares in the U.S. will broaden its access to capital markets and intends to pursue the issuance of additional share capital in the near term in order to expand its underwriting capacity, fund purchases of additional reinsurance contracts, consider acquisitions in the insurance/ reinsurance industry, and for general corporate purposes.

The insurance markets in which the Company operates have historically been cyclical. During periods of excess underwriting capacity, as defined by the availability of capital, competition can result in lower pricing and less favorable policy terms and conditions for insurers and reinsurers. The Company is entering the reinsurance business at a time when the reinsurance capital is at its highest, and as such the margins that can be earned on some reinsurance programs are now at low levels.  The Company expects to find its own market niche in acquisitions such as Omega and agreements with MSRE to generate underwriting income. Historically, underwriting capacity has been affected by several factors, including industry losses, the impact of catastrophes, changes in legal and regulatory guidelines, new entrants, investment results (including interest rate levels) and the credit ratings and financial strength of competitors. The Company anticipates writing new premiums to modestly outpace claims paid in an effort to grow the business.  The Company realizes that, in the early years, the possibility of “netting” whereby new premiums are used to pay outstanding claims within the same period is unlikely. As such, the Company will maintain flexibility in the liquidity of investable assets and/or excess capacity in letters of credit to maintain sufficient available assets to cover claim payments.

The Company's investment strategy will be a key aspect to generating future profitability.  The Company believes that investing in natural resource companies can lead to enhanced returns by providing levered exposure to the underlying commodity.  In addition, junior and intermediate companies often trade at a discount from the book value of their proven reserves, and sometimes even at a discount to their cash value. The Company believes that favorable investment opportunities can be obtained by exploiting market inefficiencies in the junior and intermediate resource markets. These investments may include joint ventures, royalty interests, equity investments, mining and mineral projects, debt financing arrangements and other structured investments with holding periods expected to range from one to three years. The Company expects the percentage of its investments allocated to this strategy to range between 10% and 30% of its portfolio.  In the short-term, the Company's investment strategy in the sector remains defensive.

On May 15, 2015, the Company acquired Omega Insurance holdings, Inc for approximately $16.5 million.  Omega has a history of profitable operations and the Company expects Omega will continue to generate operating income that will be consolidated with the Company's financial results going forward.

SELECTED FINANCIAL INFORMATION

Results of operations for the three months ended March 31, 2015 compared to the three months ended February 28, 2014

The loss for the period decreased by $20,598,894 to $4,140,159 (prior period-loss of $24,739,053).  Individual items contributing to this decrease in the loss are as follows:

•
Net investment loss increased to $549,203 (prior period - income of $175,045) as a result of trading losses mostly in futures contracts and equities, partially offset by gains in currency trading. Active daily trading in the S&P 500 and NASDAQ e-mini futures resulted in losses in the current period due to daily trends not conforming as anticipated . Currency trading, mostly between US dollars and Canadian dollars, resulted in trading gains as the Canadian dollar weakened during the period when Till was mostly short Canadian dollars versus US dollars in the trading accounts.

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

•
Interest and other income was $183,525 (prior period - $1,778) as the Company’s Reorganization in April 2014 resulted in increased cash available to support its entry into the reinsurance markets and related investing activities.

•
General and administrative expenses decreased by $586,699 to $1,268,860 (prior period - $1,855,559) due to reduced exploration and development activity by the Company's controlled subsidiaries in the first quarter of 2015 compared to the previous period as well as lower legal and professional expenses as compared to the three month period ended February 28, 2014.

•	Staff costs decreased by $619,046 to $115,231 (prior period - $734,277) primarily as a result of reduced exploration and development activities by the Company's controlled subsidiaries.

•	Stock-based compensation increased by $473,269 to $429,223 (prior period - credit of $44,046) due to the current quarter expense of options issued as well as the issuance of 171,000 warrants.

•
There were no impairments of mineral interests in the three months ended March 31, 2015. In the prior comparative period, impairment expenses of $20,309,142 were incurred mostly on properties currently owned by the Company's controlled subsidiaries.

•	Write off of property, plant and equipment increased by $128,078 (prior period - $nil) resulted from the disposal of equipment by SPD during the current period.

•	The foreign exchange loss increased to $1,830,398 (prior period - gain of $14,442) primarily as a result of the weakening of the Canadian dollar compared to the US dollar.

•
Interest and other expense was $2,691 (prior period - credit of $120,083) as the Company's Reorganization in April 2014 resulted in the reclassification of interest income to investment income as well as other adjustments to income taken in the prior comparative quarter not present in the current quarter.

•	In the prior period, the Company incurred a current income tax expense of $2,636,000. There was no income tax expense in the current period.

•
Comprehensive loss for the period includes a change in cumulative translation adjustment of $4,343,032 mostly due to currency translations, and unrealized loss from available-for-sale investments of $355,283 due to fair value adjustments taken in prior periods on investments held by the subsidiaries.

Cash flows for the three months ended March 31, 2015 compared to the three months ended February 28, 2014

Cash flows from operating activities increased by $8,218,477 to a cash inflow of $6,428,513 (prior period - outflow of $1,789,964) primarily due to receipt of cash in the current period for reinsurance contract receivable of $7,077,660, adjusting non cash foreign exchange loss of $1,830,398 (prior period - foreign exchange gain of $586,588) as a result of the weakening Canadian dollar relative to the US dollar, partly offset by smaller increase in accounts payable of $677,996 compared to the prior period due to timing of payments.

Cash inflows from investing activities increased by $3,759,458 to $3,071,545 (prior period - outflows of $687,913) due primarily to proceeds from sales of investments in the current period of $3,118,235 and a smaller increase in mineral interests of $509,917 as a result of lower exploration expenses which were capitalized to mineral interests.

Cash outflows from financing activities decreased by $8,234 to $10,150 (prior period - $18,384) primarily as a result of the termination of certain capital leases of the Company's controlled subsidiaries.

Summary of Quarterly Results

	2015	2014*			Fiscal year ended February 28, 2014
	Q1	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net revenues	$(365,678)	$6,954,098	$(2,017,295)	$2,894,934	$—	$—	$—	$—
Net income (loss)	(4,140,159)	(4,325,656)	(3,926,385)	1,832,329	(24,739,054)	12,089,494	(2,811,677)	(6,192,454)
Net income (loss) for Till Capital shareholders	(3,643,701)	(3,757,155)	(3,761,127)	1,990,669	(24,739,054)	12,089,494	(2,811,677)	(6,192,454)
Basic and diluted Income (loss) per share of Till	$(1.02)	$(1.21)	$(1.04)	$0.69	$(13.72)	$6.70	$(1.60)	$(3.86)

*The Company changed its year-end from February 28, which was the year-end of AMB, to December 31. As a result, the Company's 2014 reporting period consists of ten months beginning March 1, 2014 and ending December 31, 2014, and the Company's prior year first quarter reporting period consists of four months, beginning March 1, 2014 and ending June 30, 2014.

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

Prior to 2014, AMB was involved in mining exploration and evaluation activities and previously had not generated operating revenue. It incurred administrative and other overhead expenses to support its exploration and evaluation activities, and as such generated net losses on a quarterly basis. In the third quarter of the fiscal year ended February 28, 2014, AMB received an option payment and sales proceeds related to the sale of the 18 royalty interests for approximately $11 million and $23 million, respectively, resulting in net income for the quarter. In the fourth quarter of the fiscal year ended February 28, 2014, AMB incurred impairment losses of $19 million primarily related to its Yukon properties, including the Brewery Creek and Gold Dome projects. In the first quarter of calendar 2014, following the Company’s reorganization,Till generated net investment revenue of $2.9 million offset by $3.6 million in operating expenses for a net loss before tax of $0.7 million, the Company also recognized a reversal of a prior tax liability of $2.6 million which resulted in net income of $1.8 million.  In the second quarter of 2014, the Company incurred a net investment loss of $2.0 million and operating expenses of $1.9 million resulting in a loss of $3.9 million.  In the quarter ended December 31, 2014, net revenue was $7.0 million as a result of the Company's entry into the reinsurance business, and a loss of $4.3 million primarily as a result of impairment charges on mineral interests of the Company's controlled subsidiaries. In the first quarter of 2015, the Company incurred a net investment loss of $0.4 million and operating expenses of $3.7 million resulting in a loss of $4.1 million.

Financial Position

The increase in cash of $10,704,529 to $30,510,485 (December 31, 2014 - $19,805,956) is primarily due to the collection of $7,077,660 of the reinsurance contract receivable from the prior period and sales of investments of $3,118,235.

Investments decreased by $2,628,245 to $8,174,796 (December 31, 2014 - $10,803,041) due to trading activities during the period as well as changes in the fair market value of investments.  Net sales of investments during the period were higher than net purchases of investments resulting in a decrease in investments with a corresponding increase in cash and cash equivalents, less net realized losses.

There were no reinsurance contract receivables at March 31, 2015 (December 31, 2014 - $7,077,660) due to a payment on the prior period balance in the current period, and no new contracts secured in the current period.

Royalty and mineral interests increased by $1,611,057 to $17,689,056 (December 31, 2014 - $16,077,999) due primarily to an increase in the foreign currency translation.

Reinsurance contract liabilities increased by $447,108 to $8,320,474 (December 31, 2014 - $7,873,366) due to the strengthening of the US dollar relative to the Canadian dollar, partly offset by a loss payment of $236,637.  The reinsurance contract liabilities are US dollar denominated and therefore fluctuate due to the Company’s Canadian dollar reporting currency.

The increase in Contributed surplus of $429,221 to $47,910,291 (December 31, 2014 - $47,481,070) is due to the current quarter expense of options issued as well as the issuance of 171,000 warrants.

Accumulated other comprehensive income of $3,987,749 results from an increase in the cumulative translation adjustment on consolidation with subsidiaries using different functional currencies, offset by a decrease in the market value of investments designated as available-for-sale.  Effective December 31, 2014, the Company implemented a quasi-reorganization and eliminated the historical balance of Accumulated other comprehensive income.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2015, the Company had working capital of $28,762,498 including cash of $30,510,485, as compared to a working capital of $28,770,707, including cash of $19,805,956 at December 31, 2014.  Also included in working capital at March 31, 2015, were investments with a market value of $8,174,796 (December 31, 2014 - $10,803,041) partially offset by securities sold not yet purchased of $180,649 (December 31, 2014 - 84,097). The Company has no meaningful long term debt.

The Company expects to invest in reinsurance and business acquisitions that will require additional capital. The Company does not presently anticipate that it will incur any material indebtedness in the ordinary course of our business other than temporary borrowings directly related to the management of our investment portfolio.

To provide the Company with timely access to public capital markets should it require additional capital for working capital, capital expenditures, acquisitions or other general corporate purposes, the Company completed a U.S. exchange listing to broaden its access to capital markets. The Company's Registration Statement, filed with the United States Securities and Exchange Commission (“SEC”) on Form 20-F as a Foreign Private Issuer, became effective on May 12, 2015 and the Company's shares commenced trading on Nasdaq on May 26, 2015.

OUTSTANDING SHARE DATA

At the date of this report, Till had 3,569,184 issued and outstanding common shares, 311,117 outstanding stock options, and 179,500 outstanding warrants.

OFF BALANCE SHEET ARRANGEMENTS

At March 31, 2015, the Company had no material off-balance sheet arrangements.

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

RELATED PARTY TRANSACTIONS

The Company is party to service agreements with SPD and GPY whereby the Company provides accounting, corporate communications and technical services on a cost plus recovery basis. During the three months ended March 31, 2015, the Company charged SPD and GPY a total of $97,717 for these services.

All of the Company’s reinsurance is currently sourced from Multi-Strat Re. Multi-Strat Re. is wholly-owned by Multi-Strat Holdings Ltd. (“MSH”), a company incorporated under the laws of Bermuda. Joseph Taussig, a Director of the Company, personally owns all of the voting shares of MSH.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments.  It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s knowledge of the relevant facts and circumstances, taking into account previous experience, but actual results may differ from the amounts included in the financial statements.

Areas of estimation and judgment that have the most significant effect on the amounts recognized in the financial statements include:

Valuation of reinsurance claim liabilities - For reinsurance contract liabilities, estimates have to be made for both the expected ultimate cost of claims reported at the reporting date and for the expected ultimate cost of claims incurred but not yet reported at the reporting date ("IBNR"). It can take a significant amount of time before the ultimate claims cost can be established with certainty and for some types of policies.

The ultimate cost of outstanding claims is traditionally estimated, in part, by using a range of standard actuarial claims projection techniques. The main assumption underlying these techniques is that a Company's past claims development experience can be used to project future claims development and hence ultimate claims costs. Additional qualitative judgment is used to assess the extent to which past trends may not apply in the future to arrive at the estimated ultimate cost of claims.

The carrying value of reinsurance contract liabilities at the reporting date is $8,320,474 (2014 - $7,873,366). There are no reinsurance contract receivables at March 31, 2015 (2014 - $7,077,660).

Impairment of tangible and intangible assets - The Company and its controlled subsidiaries each assess at each reporting period, in accordance with International Accounting Standards ("IAS") 36, Impairment of Assets, whether there is or is not an indication that an asset or group of assets may be impaired. When impairment indicators exist, the Company and its controlled subsidiaries each estimate the recoverable amount of the asset and compare it to the asset’s carrying amount. The recoverable amount is the higher of the fair value less cost to sell and the asset’s value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). If the carrying value exceeds the recoverable amount, an impairment loss is recorded in the statement of loss during the period.

In addition, the Company and its controlled subsidiaries each assess mineral resource assets in accordance with International Financial Reporting Standards ("IFRS") 6, Exploration for and Evaluation of Mineral Resources, that modifies the requirements in IAS 36 with respect to the indications of impairment; and the level at which impairment is tested. IFRS 6 applies only to exploration and evaluation (“E&E”) expenditures, which are defined as expenditures incurred by an entity in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 does not apply to expenditures incurred:
•	Before the exploration for and evaluation of mineral resources, such as expenditures incurred before an entity has obtained the legal rights to explore a specific area.
•	After the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

IFRS 6 requires E&E assets to be assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. According to IFRS 6, one or more of the following facts and circumstances indicate that an entity should test E&E assets for impairment:
•	The period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.
•	Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.
•
Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

•
Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the E&E asset is unlikely to be recovered in full from successful development or by sale.

Where indications of impairment were evident, the following key assumptions, factors and methods in computing estimates for purposes of determining asset impairments was used:
•	Independent evaluation of fixed asset values.
•	Updated metallurgical studies completed for mineral properties and royalties.
•	Net present value calculations related to projected production costs, commodity prices, discount rates and other items to determine mineral property values based on future cash flows.
•	Estimated fair value of proceeds to be received on disposal.

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

Business combinations - The Company accounts for business combinations using the guidelines specified in International Financial Reporting Standard 3 - Business Combinations. The acquisition method is used in accounting for business combinations. The consideration transferred by the Company to obtain ownership of the assets is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. The Company recognized the identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Share-based compensation - The Company grants share-based awards in the form of share options in exchange for the provision of services from certain employees, officers, and directors. The share options are equity-settled awards. The Company determines the fair value of the awards on the date of grant. This fair value is charged to loss using a graded vesting attribution method over the vesting period of the options, with a corresponding credit to contributed surplus. When the share options are exercised, the applicable amounts of contributed surplus are transferred to share capital. At the end of the reporting period, the Company updates its estimate of the number of awards that are expected to vest and adjust the total expense to be recognized over the vesting period.

Share purchase warrants issued are accounted for using the fair value method.  Under this method, the fair value of share purchase warrants is determined using the Black-Scholes valuation model.  Upon exercise of a share purchase warrant, consideration paid, together with the amount previously recognized in reserves, is recorded as an increase to share capital.

The key assumptions relevant to the calculation of the fair value of stock based compensation are the volatility of the share price (which is based on historic volatility), the expected life of the stock option (which is based on the history of stock option exercises) and the forfeiture rate of stock options (which is based on the history of forfeitures).

Valuation of mineral interests - The Company, from time to time, acquires exploration and development properties. When a number of properties are acquired in a portfolio, the Company must make a determination of the fair value attributable to each of the properties within the total portfolio. When the Company conducts further exploration on acquired properties, it may determine that certain of the properties do not support the fair values applied at the time of acquisition. If such a determination is made, the property is written down, which could have a material effect on the balance sheet and statement of loss.

Income taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”), and losses carried forward.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Fair value measurement of Level 3 investments

Level 3 investments are assets or liabilities that cannot be measured or can only be partially measured using observable market inputs. These include private and unlisted equity securities where observable inputs are not available.  Fair values are derived based on unobserved inputs such as management’s assumptions developed from available information using the services of the investment adviser.

CHANGES TO ACCOUNTING STANDARDS

The Company has adopted the following new and revised standards along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

Amendments to IAS 36, “Impairment of Assets” ("IAS 36"), clarify the recoverable amount disclosures for non-financial assets, including additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount was based on fair value less costs of disposal. The amendments apply retrospectively for annual periods beginning on or after January 1st, 2014. Earlier application is permitted except an entity shall not apply those amendments in periods (including comparative periods) in which it does not also apply IFRS 13, "Fair Value Measurements."

International Financial Reporting Interpretations Committee (“IFRIC”) 21, “Levies”, provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.” The Interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. IFRIC 21 explicitly excludes from its scope, outflows related to IAS 12, “Income Taxes”, fines and penalties and liabilities arising from emission trading schemes. IFRIC 21 clarifies that a liability be recognized only when the triggering event specified in the legislature occurs and not before.

New standards not yet adopted

The Company is currently evaluating the impact of the following pronouncements and has not yet determined the impact on its consolidated financial statements:

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

IFRS 9, "Financial Instruments" ("IFRS 9"), addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the complete version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in International Accounting Standards ("IAS") 39, Financial Instruments: Recognition and Measurement (“IAS 39”). Additionally, IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets, and some modifications related to hedge accounting. This final version of IFRS 9 will become effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) replaces IAS 11, “Construction Contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer Loyalty Programmes”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfer of Assets From Customers” and Standard Interpretations Committee, (“SIC”) 31, “Revenue - Barter Transaction Involving Advertising Services”. IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers.  This revenue standard introduces a single, principles based, five-step model for the recognition of revenue when control of a good or service is transferred to the customer and requires the reporting entity to identify the contract(s) with the customer, identify the performance obligations in the contract, determine transaction price, allocate the transaction price and recognize revenue when a performance obligation is satisfied. IFRS 15 is intended to enhance disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers and to improve the comparability of revenue from contracts with customers. This standard will become effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

RISKS

The Company is subject to a number of risks, including the risks summarized below. The risks and uncertainties summarized below are those believed to be material, but they may not be the only ones faced by the Company. If any of these risks, or any other risks and uncertainties that have not yet been identified by the Company or that the Company currently considers not to be material, actually occur or become material risks, the business, prospects, financial condition, results of operations and cash flows of the Company could be materially and adversely affected.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company's credit risk is primarily attributable to cash and cash equivalents, receivables, and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. Receivables mainly consist of reinsurance contract receivables. Management believes that the credit risk concentration with respect to receivables is minimal. Reclamation bonds consist of term deposits and guaranteed investment certificates that have been invested with reputable financial institutions from which management believes the risk of loss to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed share capital and debt financings, or proceeds from property sales or options.

At March 31, 2015, the Company had a working capital balance of $28,762,498.

Interest rate risk

The Company has no significant debt outstanding; accordingly, the Company's sensitivity to a 1% increase or decrease in market rates of interest would have no material effect on the Company's interest expense.

Foreign currency risk

The Company's raises funds in both Canadian and US dollars and major purchases and expenditures are transacted in both Canadian and US dollars. The Company maintains US dollar bank accounts in a Bermudian branch of a major international financial institution. The Company also funds administrative expenses in both Canadian and US dollars. Additionally, the note on the Hayden office building is denominated in US dollars. The Company’s sensitivity to a 10% increase or decrease in the US dollar relative to the Canadian dollar, representing the sensitivity to fluctuations in foreign currency, is not material to the Company’s interest expense or on unrealized gain or loss on debt.

The Company does not hedge its foreign exchange risk as management believes the risk is not significant.

Capital risk

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity to be capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may attempt to issue new shares through public and/or private placements, acquire or sell assets, increase or reduce debt or return capital to shareholders.

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

Risks inherent in acquisitions generally

The Company may seek to acquire securities or other interests in other companies consistent with its investment and growth strategy. Such acquisitions involve inherent risks, including but not limited to, (a) unanticipated costs; (b) potential loss of key employees of the Company or the business acquired; (c) unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and (d) decline in the value of the acquired business or assets. Any one or more of these factors could cause the Company to not realize the anticipated benefits of the acquisition in question. The Company may also be required to use available cash, incur debt, issue securities, or a combination of these to complete an acquisition. Those conditions could affect the Company’s future flexibility and ability to raise capital, operate or develop its business and could dilute its existing shareholders’ holdings as well as decrease the trading price of its common shares. There is no assurance that, when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business or asset to be acquired.

Availability of financing

There is no assurance that additional funding will be available to the Company to increase the underwriting capacity of the Company's insurance and reinsurance business.  There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could have a material adverse effect on the Company’s results of operations and cash flows.

Management

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company.

The insurance and reinsurance business is historically cyclical, and the Company expects to experience periods with excess underwriting capacity and unfavorable premium rates, which could cause its financial results to fluctuate

The insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity permitted an increase in pricing and, thus, more favorable premium levels. An increase in premium levels is often, over time, offset by an increasing supply of insurance and reinsurance capacity, either from capital provided by new entrants or by additional capital committed by existing insurers or reinsurers, which may cause prices to decrease. In addition, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer opportunities to underwrite insurance risks, which could have a material adverse effect on the Company’s results of operations and cash flows.

Inability to accurately assess underwriting risk could reduce the Company’s earnings

The Company’s underwriting success is dependent on its ability to accurately assess the risks associated with the business on which the risk is retained. The Company relies on the experience of underwriting staff of Multi-Strat in assessing these risks. If the Company fails to accurately assess the risks it retains, the Company may fail to establish appropriate premium rates which could reduce its net earnings.

The degree of estimation error inherent in the process of estimating property and casualty insurance loss reserves may result in significant underwriting losses

The principal cost associated with the property and casualty insurance business is claims. In writing property and casualty insurance policies, insurance companies receive premiums today and promise to pay covered losses in the future. However, it will take decades before all claims that have occurred as of any given balance sheet date will be reported and settled. Although the Company believes that liabilities for unpaid losses are adequate, the Company will not know whether these liabilities or the premiums charged for the coverages provided were sufficient until well after the balance sheet date.

Changes in regulations and regulatory actions can adversely affect our operating results

The Company's insurance businesses are subject to regulation in the jurisdictions in which the Company operates. Such regulations may relate to among other things, the types of business that can be written, the rates that can be charged for coverage, the level of capital that must be maintained, and restrictions on the types and size of investments that can be made.  Accordingly, changes in regulations related to these or other matters or regulatory actions imposing restrictions on the Company's insurance companies may have a material adverse effect on the Company’s results of operations and cash flows.

The Company may be unsuccessful in competing against larger or more well-established businesses

The Company faces competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than the Company and that have greater financial, marketing and other resources than the Company does. Some of these competitors also have longer experience and more market recognition than the Company does in certain lines of business. In addition, it may be difficult or prohibitively expensive for the Company to implement technology systems and processes that are competitive with the systems and processes of these larger companies. The Company cannot assure that it will maintain its current competitive position in the markets in which it operates, or that it will be able to expand its operations into new markets. If the Company fails to do so, its results of operations and cash flows could be materially adversely affected.

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

The Company invests a significant amount of its assets in securities that have experienced market fluctuations, which may reduce the value of its investment portfolio, reduce investment income or generate realized investment losses

At March 31, 2015, a significant amount of the Company’s investment portfolio was invested in equity securities. The fair value of these investments and the related investment income fluctuate depending on general economic and market conditions, including volatility in the financial markets and the economy as a whole.

The impact of fluctuations in the market prices of securities affects the Company’s financial statements. Changes in the fair value of these securities are included in net unrealized investment gain or loss within the Company’s income.

Since 2008, the financial markets and the economy have been severely affected by various events. This has impacted interest rates and has caused large write downs in other companies’ financial instruments either due to the market fluctuations or the impact of the events on the debtors’ financial condition. Turmoil in the financial markets and the economy, particularly related to potential future ratings downgrade and/or impairment of debt securities of sovereign issuers, could adversely affect the valuation of the Company’s investments which could have a material adverse effect on the Company’s financial position and results of operations.

If the Company experiences difficulties with outsourcing relationships, its ability to conduct its business might be negatively impacted

The Company outsources certain business and administrative functions to third parties and may do so increasingly in the future. If the Company fails to develop and implement its outsourcing strategies or its third party providers fail to perform as anticipated, the Company may experience operational difficulties, increased costs and a loss of business that may have a material adverse effect on its results of operations or financial position. In addition, the Company may be responsible for the actions of such third parties, particularly if they violate or are inconsistent with applicable regulatory requirements. By outsourcing certain business and administrative functions to third parties, the Company may be exposed to enhanced risk of data security breaches. Any breach of data security could damage the Company’s reputation and/or result in monetary damages that could have a material adverse effect on the Company’s results of operations or financial condition.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL PROCEDURES OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated or caused to be evaluated for effectiveness the Company’s disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) that have been designed or caused to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”).

Among other factors, the Company took into consideration the following two characteristics common to companies of a similar size:
•	The limited number of personnel, which constrains the Company’s ability to fully segregate conflicting duties.
•	The Company relies on an active board of directors and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.

Till management has also relied on certain informal procedures and communication, and on "hands-on" knowledge of senior management to maintain the effectiveness of disclosure controls and procedures.

As a result of the evaluation, the Company has concluded that the DC&P and ICFR are effective, and in compliance with the recommendations of National Instrument 52-109, "Certification of Disclosures in Issuers' Annual and Interim Filings." However, there can be no assurance that the risk of a material misstatement in the financial statements can be reduced to less than a remote likelihood.

There have been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A, and in certain documents incorporated by reference herein, contain "forward-looking statements" within the meaning of applicable securities legislation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company believes the expectations pertaining to those forward-looking statements are reasonable, but there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

In particular, this MD&A includes forward-looking statements pertaining, among others, to the following matters:

•	business strategy, strength and focus;
•	proposed future expenditures;
•	the satisfaction of certain conditions in respect of certain properties in which the Company may obtain an interest;

Till Capital Ltd.
Management's Discussion and Analysis
For the three months ended March 31, 2015 and February 28, 2014

•	the granting of regulatory approvals;
•	the timing and receipt of regulatory approvals;
•	the resource potential of the Company’s properties;
•	the estimated quantity and quality of mineral resources;
•	projections of market prices, costs and the related sensitivity of distributions;
•	expectations regarding the ability to raise capital;
•	treatment under governmental regulatory regimes and tax laws, and capital expenditure programs;
•	expectations with respect to the Company’s future working capital position; and
•	capital expenditure programs.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements in this MD&A are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

SUBSEQUENT EVENTS

a.   Acquisition of Omega Insurance Holdings, Inc.

On May 15, 2015, the Company acquired all of the issued and outstanding shares of Omega Insurance Holdings, Inc. (“Omega”), a privately-held and fully licensed Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company and Focus Group, Inc. At closing, the Company paid Omega shareholders approximately $14.7 million, representing 95% of 1.2 times book value as at September 30, 2014. The transaction is subject to a post-closing “true-up” to cover changes in the book value from September 30, 2014 to the closing date. The Company will also pay an additional amount (currently estimated at approximately $1.0 million) for pending insurance transactions in process at closing, when those transactions actually close. All payments are subject to a 5% hold-back to be paid to Omega shareholders based on 2015 year- end results, and adjusted to give effect to any adverse development above 10% in claim reserves calculated from the closing date until December 31, 2015.

b.  Installment payments on note agreements

On April 17, 2015, the Company's subsidiary, Resource Re Ltd. ("RRL"), received its first installment payments on notes from its controlled subsidiaries, GPY and SPD. Pursuant to the note agreements, the payments were received in the form of shares of the respective companies.  RRL received 3,948,571 shares of GPY, after which it holds 18,912,124 shares, or 59.72% of GPY's issued and outstanding shares; and 29,028,000 shares of SPD, after which it holds 91,705,674 shares, or 71.65% of SPD's issued and outstanding shares.